Filed Pursuant to Rule 433

Registration Statement No. 333-228179-02

Dated August 12, 2019

Final Term Sheet

Westar Energy, Inc.

First Mortgage Bonds, 3.25% Series due 2049

Issuer:	Westar Energy, Inc.

Trade Date:	August 12, 2019

Settlement Date*:	August 19, 2019 (T+5)

Expected Ratings**:	Moody’s Investors Service, Inc.: A2 (stable) S&P Global Ratings: A (stable)

Title of Securities:	First Mortgage Bonds, 3.25% Series due September 1, 2049

Principal Amount:	$300,000,000

Maturity Date:	September 1, 2049

Interest Payment Dates:	Semi-annually on March 1 and September 1, beginning on March 1, 2020

Coupon (Interest Rate):	3.25%

Benchmark Treasury:	2.875% due May 15, 2049

Benchmark Treasury Price/Yield:	116-14+ / 2.126%

Spread to Benchmark Treasury:	+117 basis points

Yield to Maturity:	3.296%

Price to Public:	99.126% of the principal amount, plus accrued interest from August 19, 2019, if settlement occurs after that date

Optional Redemption Provisions:

Make-Whole Call:	At any time prior to March 1, 2049 (the date that is 6 months prior to the maturity date of the bonds (the “par call date”)), in whole or from time to time in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the bonds to be redeemed and (ii) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed that would be due if the bonds matured on the par call date (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semi-annual basis at the adjusted treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on those bonds to, but excluding, the redemption date

Par Call:	On or after the par call date, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, plus accrued and unpaid interest on those bonds to, but excluding, the redemption date

CUSIP/ISIN :	95709T AQ3 / US95709TAQ31

Joint Book-Running Managers:	Barclays Capital Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	MFR Securities, Inc. The Williams Capital Group, L.P.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Barclays Capital Inc., TD Securities (USA) LLC or U.S. Bancorp Investments, Inc. can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, TD Securities (USA) LLC toll-free at 1- 855-495-9846 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

*

It is expected that delivery of the bonds will be made against payment therefor on or about August 19, 2019, which will be the fifth business day (T+5) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the bonds initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.